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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*

                           Regent Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

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                                   758905202
                                 (CUSIP Number)

Roy W. Mers, 2929 Elm Street, Dallas, Texas 75226 (214)632-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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                                 March 15, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this Statement. (A fee is not required only if the Reporting Person: 1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP NO. 758905202

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Roy W. Mers

        FEI#
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[ ]
                                                                         (b)[ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

        PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           3,252,675 SHARES, 100,000 WARRANTS
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER BENEFICIALLY
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    3,252,675 SHARES, 100,000 WARRANTS
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,252,675 SHARES, 100,000 WARRANTS
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* (See Instructions)                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.72%
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14   TYPE OF REPORTING PERSON*

        IN
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*Based on the assumptions stated by virtue of Rule 13d-3(d)


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                                  SCHEDULE 13D

Item 1       SECURITY AND ISSUER

        This statement relates to shares of common stock, par value $.01 share (the "Stock"), of a Colorado corporation (the "Issuer"). The principle executive offices of the Issuer are located at 2929 Elm Street, Dallas, Texas 75226.

Item 2       IDENTITY AND BACKGROUND

(a) Roy W. Mers

(b) 1074 Bells Chapel
    Waxahachie, Texas 75165

 c) Chairman, CEO of Regent Technologies, Inc.

(d) Mr. Mers has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Mers has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Mers is a US citizen.

Item 3       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

REPORTING PERSON      SOURCE OF FUNDS       AMOUNT OF FUNDS

Roy W. Mers             Personal Funds         $160,600


Item 4       PURPOSE OF TRANSACTION

Investment


Item 5   INTEREST IN SECURITIES OF THE ISSUER

(a) Roy W. Mers beneficially owns 3,252,675 shares of Common Stock and 100,000 warrants to purchase Common Stock which is 15.72% of that class of securities for all Common Stock and warrants and options to purchase Common Stock outstanding.

(b) Mr. Mers has the sole power to vote and the sole power to dispose of 3,252,675 shares and 100,000 warrants.

(c)   During the last sixty days Mr. Mers has acquired no shares.



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Item 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.


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Item 7.          MATERIAL TO BE FILED AS EXHIBITS.


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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                DATED:
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                By: /s/
                    ---------------------------------
                        Roy W. Mers, Chairman, CEO
                        Regent Technologies, Inc.



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